Filed by Stock Yards Bancorp, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kentucky Bancshares, Inc.

Commission File No.: 000-52598

Date: January 27, 2021

On Wednesday, January 27, 2021, executive management of Stock Yards Bancorp, Inc. along with Louis Prichard, President and CEO of Kentucky Bancshares, Inc. hosted a call with Kentucky Bank employees  to discuss the announced merger transaction.

Talking points for KYB Employee Call – 1/27/21 5:15 p.m.

Louis:

●	I’m joined this evening by Ja Hillebrand, Chairman and CEO and by Phil Poindexter, President of Stock Yards Bank & Trust Company

●	Kentucky Bank is becoming part of Stock Yards Bank

●	Normally, we would be together to share this news, but because of COVID and in the interests of you and your family’s health, we’re meeting by phone

●	I know you may have mixed emotions, but ultimately, this is good news for us and our customers

o	This is good for our customers by strengthening and expanding our services, improving our technology and laying a solid foundation for the future

o	Just as importantly, it’s good for the long term future of the community by maintaining a strong community bank that is part of and committed to our region

o	It allows us to continue to serve our customers in the same high touch, highly responsive and responsible fashion - just as we have for many years

o	And it enables us to grow and serve new customers in the Central Kentucky region

●	In today’s economic environment customers need a bank that’s large enough to weather unexpected events and stands by its customers

●	We have a common history and our business philosophies, values and focus on the customer are important characteristics that we share

●	Although there are some differences in our business models, our cultures align and we could not have found a better company to join

●

This merger will provide the operating scale, lending capacity, expanded product offerings and importantly, the technology of larger banks, but married with the community banking model that has defined us for generations

●	Our focus now should be on our customers, answering their questions, reassuring them and helping them navigate the process

●	Please refer to the FAQs and other important documents

●	Now I’d like to turn the floor over to Ja Hillebrand, Chairman and CEO of Stock Yards Bank & Trust who will share his thoughts on the merger

Ja:

●	Thanks Louis

●	I am honored to be with you and want to share my excitement about the combination of our two great companies

●	It would be great to be together in person, but we wanted to be conscious of maintaining social distance so we’re only able to speak today by phone

●	Together, we will be creating Kentucky’s community bank – with the most branch locations of and the 2nd largest in deposits for any Kentucky based bank

●	But I don’t really care about the size of our bank - I care about continuing the community bank service model and I care about our customers

●	This is great news for our customers and for our communities who value the unparalleled service and access to customized solutions that only community banks can offer

●	Louis talked about our shared values and that’s a really important part of this

●	But the most important thing is to keep our focus on our customers during the transition

●	The transition process begins today and will continue over the next several months:

o	the goal is to close the transaction as early as possible in the second quarter, most likely sometime in May or June

o	The conversion will take place in the third quarter, most likely at the end of August

●	We know that you have a lot of questions and concerns and we have answered as many of them as we can in our FAQs

●	Some answers right now are simply “I don’t know yet”

●

My one commitment to you is that we will be transparent and will give you answers to your questions as soon as we possibly can. We will promise to communicate regularly and again, share what we know as soon as we know it

●	And now I’ll turn it over to Phil Poindexter, the President of Stock Yards Bank & Trust

o

As President, Phil is responsible for overseeing all of our business groups including Commercial banking, commercial real estate, treasury management, business banking, retail, mortgage and our wealth management and trust group

Phil:

●	Thank you

●

As Ja mentioned this is a very exciting day for our company. We have always desired to come into the Central Kentucky Market. This is an opportunity to do it with some scale and with a partner that shares our values and banking philosophy.

●

Ironically, it feels a little like coming home. Ja and I both worked for Lexington based Cardinal Bank Shares earlier in our careers. Cardinal was the bank holding company for the old Vine Street Trust Company. We spent a lot of time not only in this market but also in this building.

●

I believe that our similar cultures and philosophies are the key reasons our combined companies will be successful. It will help us to plow through the merger process and quickly focus on existing customers and growth. While there will be changes, I can assure you that our approach to customer service and community banking align perfectly with yours.

●

Ja mentioned the Community Bank model that has led both of our banks to have such high and consistent performance. For me, this is the way we differentiate ourselves from larger banks, through superior delivery of products and services, and a high personal touch. By having more scale, we are able to leverage the community-banking model with better capacity, products and technology. I think it is a powerful combination and will benefit our shareholders, employees and all of the communities that we serve.

●

I look forward to spending more time in all of Central Kentucky markets and getting to know all of you. I also regret that we couldn’t meet in person today. In the meantime, please review the materials that we have provided and know that we welcome your thoughts and questions.

●	Ja, Louis and I will visiting with a few customers and with many of you over the next few weeks.

●	We look forward to working together and creating Kentucky’s premier community bank

●	Thanks you and now I’ll turn it back to Louis

Louis:

●	Thanks Phil and Ja

●	I know that everyone on the phone has questions. Unfortunately, because of COVID we’re unable to be in person, so we’ve gathered some questions throughout the day

»	Question one – Louis – Can you provide any more detail on why this is happening now and why we didn’t learn about it sooner? (this is in the FAQs)

o

This is the question I’m sure most of you are wondering about. As it says in the FAQs, because Kentucky Bank has been a strong, well-performing bank, as Stock Yards Bank was working to expand their community banking model throughout Kentucky, it became clear that Kentucky Bank was a great match. By joining together, we’re creating a powerful community bank, with two strong cultures that align very well in a market that fits perfectly.

o	Ultimately, this will provide the operating scale, lending capacity, expanded product lines and technology resources that we needed for the future.

o	Because both banks are publicly traded companies, we weren’t able to share this information until it had been formally approved.

o	Although I know it’s difficult for you all at this time, ultimately, I believe that this merger is good for our stockholders, it’s good for our customers and it will be good for our community.

»	Question two - Ja – You described us as Kentucky’s Community Bank; does that mean we will continue to grow throughout the state? Are there more transactions planned?

o	Both banks truly believe in the community banking model, where the focus is on building long term relationships by listening and responding to our customers in a way that’s difficult to match.

o

We think that there is real demand for this type of support and we will continue to work hard to serve the individuals and businesses throughout Kentucky as well as our other markets in Cincinnati and Indianapolis.

o

This is a goldilocks strategy. By delivering the services and solutions of the national banks, supported by great technology and by great people, we’ll deliver a winning solution for our customers and our communities.

»	Question three – Louis – Can you tell us more about your role with the organization? Will you be involved with the bank at a strategic level?

o

Absolutely. I will be the Central Kentucky Market President and will be participating on several executive committees including operations, executive loan, strategic planning, interest rates and human resources.

o	I am very excited to become more involved with Stock Yards Bank while still working in this region and with you and with our customers whom I’ve gotten to know so well over the years.

»	Question four – Ja – What kind of experience does Stock Yards Bank have with these types of mergers? Do you guys know what you’re doing?

o	That’s a great question.

o

This represents our third transaction like this over the past several years. Although this is our largest, the experience we’ve had makes us confident that we’ll be able to navigate this well and ensure that customers experience as little disruptions as possible.

o

I know that Kentucky Bank also has experience and we’ll work together to make sure we utilize everything that has been learned by both organizations. At the end of the day, our customers and their experience is what matters most.

»	Question five – Phil – What are our business priorities for 2021 beyond the successful completion of this transaction?

o	We are focused on growth.

o

I know that is a simple answer, but coming out of a very unusual 2020, with PPP and extensive economic disruption, we want to make sure we are working with our customers to help them navigate the new year. I hesitate to say that we are reconnecting with our customers because we were working alongside them in their time of need, but so much of the relationship building is face to face. I look forward to that interaction.

o

We feel very great about the growth in all markets and I am particularly excited about Central Kentucky. And it is across the board. Whether its business lending, commercial real estate, Private banking, mortgage lending. Whether its retail banking (Kentucky Bank has excellent branches). Whether it is Wealth Management or whether it is other services such as treasury management and business credit cards. There is tremendous opportunity.

o

Of course, the top priority in 2021 is to ensure that this transition goes smoothly, that we give you guys all the tools you need to be successful and that Kentucky Bank’s customers feel that they are being taken care of and welcomed into Stock Yards Bank.

Louis:

●	Please remember, if you have additional questions, refer to the FAQs, speak with your supervisor or send them to SYBCommunications@syb.com

●	Thank you

______________________________

Forward-Looking Statements

Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the proposed merger transaction between Stock Yards and Kentucky Bancshares, which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of Stock Yards’ and Kentucky Bancshares' Annual Report on Form 10-K for the year ended December 31, 2019, and, in the case of Stock Yards, its Quarterly Report on Form 10-Q for the three months ended September 30, 2020, as well as their other filings with the SEC for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Stock Yards and Kentucky Bancshares with the SEC, risks and uncertainties for Stock Yards, Kentucky Bancshares and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Kentucky Bancshares’ operations with those of Stock Yards will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the inability to complete the merger due to the failure of Kentucky Bancshares’ shareholders to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; diversion of management's attention from ongoing business operations and opportunities due to the merger; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on Stock Yards’, Kentucky Bancshares’ or the combined company's respective customer and employee relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by Stock Yards’ issuance of additional shares of Stock Yards common stock in connection with the merger; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Stock Yards, Kentucky Bancshares and the combined company; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this communication are made as of the date hereof and are based on information available at that time. Except as required by law, neither Stock Yards nor Kentucky Bancshares assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Additional Information Regarding the Proposed Transaction

This communication is being made in respect of the proposed merger transaction between Stock Yards and Kentucky Bancshares. Stock Yards will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Kentucky Bancshares that also constitutes a prospectus of Stock Yards which, when finalized, will be sent to the shareholders of Kentucky Bancshares seeking their approval of the merger-related proposals. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Stock Yards or Kentucky Bancshares may file with the SEC. KENTUCKY BANCSHARES’ SHAREHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STOCK YARDS, KENTUCKY BANCSHARES AND THE PROPOSED TRANSACTION. When filed, the registration statement, the definitive proxy statement/prospectus and other documents relating to the merger transaction filed by Stock Yards and Kentucky Bancshares can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Stock Yards’ website at www.syb.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Stock Yards upon written request to Stock Yards, Attention: Chief Financial Officer, 1040 East Main Street, Louisville, Kentucky 40206 or by calling (502) 582-2571, or to Kentucky Bancshares, Attention: Chief Financial Officer, 339 Main Street, Paris, Kentucky 40361 or by calling (859) 987-1795.

Participants in the Solicitation

Stock Yards, Kentucky Bancshares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Kentucky Bancshares’ shareholders in connection with the proposed transaction. Information about the directors and executive officers of Stock Yards and their ownership of Stock Yards common stock is set forth in the definitive proxy statement for Stock Yards’ 2020 annual meeting of shareholders, as previously filed with the SEC on March 13, 2020, and Stock Yards’ Annual Report on Form 10-K for the year ended December 31, 2019, as previously filed with the SEC on February 28, 2020, as well as other documents filed with the SEC. Information about the directors and executive officers of Kentucky Bancshares and their ownership of Kentucky Bancshares common stock is set forth in the definitive proxy statement for Kentucky Bancshares’s 2020 annual meeting of shareholders, as previously filed with the SEC on May 11, 2020, and Kentucky Bancshares’ Annual Report on Form 10-K for the year ended December 31, 2019, as previously filed with the SEC on March 10, 2020, as well as other documents filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by securities holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents regarding the proposed transaction to be filed with the SEC when they become available. You may obtain free copies of these documents from Stock Yards or Kentucky Bancshares using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Measures

This communication contains certain non-GAAP financial measures of Stock Yards and Kentucky Bancshares determined by methods other than in accordance with generally accepted accounting principles. We use non-GAAP financial measures to provide meaningful supplemental information regarding our performance. We believe these non-GAAP measures are beneficial in assessing our operating results and related trends, and when planning and forecasting future periods. These non-GAAP disclosures should be considered in addition to, and not as a substitute for or preferable to, financial results determined in accordance with GAAP. The non-GAAP financial measures we use may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations.